ULTIMUS
FUND SOLUTIONS

October 4, 2021

EDGAR CORRESPONDENCE

U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Forum CRE Income Fund ("Registrant"), SEC File No. 811-23658

Ladies and Gentlemen:

Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended, requires that each registered management investment company provide and maintain a bond that shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement. In accordance with the Rule and the rules and regulations of the Securities and Exchange Commission, electronically transmitted for filing pursuant to the Rule, are the Declarations for the commercial crime policy and accompanying endorsements through XL Specialty Insurance Company on behalf of the Forum Real Estate Group with the Forum CRE Income Fund as a named insured pursuant to endorsement number 18. Please be advised that the premium has been paid for the period of September 19, 2021 to September 19, 2022.

If you have any questions or would like further information, please contact me at (513) 346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl
Secretary, Forum CRE Income Fund



XL Insurance

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

October 1, 2021

Tiffany Wilson
Lockton Companies, Inc.
8110 East Union Avenue, Suite 700
Denver, CO 80237

Re: Forum Real Estate Group
Crime Policy

Dear Tiffany,

Enclosed, please find the policy for **Forum Real Estate Group**. Thank you for choosing AXA XL Insurance. Please call if you have any questions or concerns.

Sincerely,

John M. Dunn

John Dunn

mk




Regulatory Office
505 Eagleview Blvd., Suite 100
Dept: Regulatory
Exton, PA 19341-1120
Telephone: 800-688-1840

COMMERCIAL CRIME POLICY DECLARATIONS

COMPANY PROVIDING COVERAGE: XL Specialty Insurance Company

POLICY NO.: ELU177858-21   RENEWAL OF: ELU170197-20

POLICY PERIOD

FROM: September 19, 2021   TO: September 19, 2022

AT 12:01 A.M., Standard Time at your mailing address shown below

Named Insured and Address:
Forum Real Estate Group
4500 Cherry Creek Drive South, Suite 550
Glendale, CO 80246

Producer: Lockton Companies, Inc.

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL TERMS OF THIS POLICY, WE AGREE WITH YOU TO PROVIDE THE INSURANCE AS STATED IN THIS POLICY.

POLICY NO.:   ELU177858-21

EMPLOYEE BENEFIT PLAN(S) INCLUDED AS INSUREDS: Yes, See Endorsement No. 32					

COVERAGE IS WRITTEN: Primary

INSURING AGREEMENTS, LIMITS OF INSURANCE AND DEDUCTIBLES

Insuring Agreements		Limit of Insurance Per Occurrence		Deductible Amount Per Occurrence	
1.	**Employee Theft**	$	1,000,000	$	5,000
2.	**Forgery or Alteration**	$	1,000,000	$	5,000
3.	**Inside the Premises - Theft of Money and Securities**	$	1,000,000	$	5,000
4.	**Inside the Premises - Robbery or Safe Burglary of Other Property**	$	1,000,000	$	5,000
5.	**Outside the Premises**	$	1,000,000	$	5,000
6.	**Computer and Funds Transfer Fraud**	$	1,000,000	$	5,000
7.	**Money Orders and Counterfeit Money**	$	1,000,000	$	1,000
If Added by Endorsement, Insuring Agreement(s):					
	Fraudulent Impersonation of Employees, Customers and Vendors	$	500,000	$	25,000
	Credit, Debit, or Charge Card Forgery	$	1,000,000	$	2,500
	Clients Property	$	1,000,000	$	5,000
	Destruction of Electronic Data or Computer Programs	$	250,000	$	2,500
	Telephone Toll Fraud	$	1,000,000	$	5,000

Forms and Endorsements made part of this policy at time of issue:

CR 00 22 11 15   CR 02 15 10 10   CR 04 01 08 13   CR 04 13 08 13   CR 04 16 08 13   CR 04 17 11 15   CR 20 22 10 10
CR 20 25 08 13   CR 20 26 08 07   CR 20 30 08 13   CR 25 03 09 17   CR 25 06 10 10   CR 25 08 10 10   CR 25 09 10 10
CR 25 20 10 10   CR 25 40 08 13   CR 25 41 10 10   CR 25 47 09 17   CR 80 00 02 16   CR 80 01 02 16   CR 80 06 03 16
CR 80 10 03 16   CR 80 12 03 16   CR 80 13 03 16   CR 80 15 03 16   CR 80 17 07 16   CR 80 21 03 17   CR 80 22 09 17
CR 80 26 02 18   CR 80 27 02 18   CR 80 36 04 18   CR 80 38 04 18   CR 80 43 05 18   CR 80 54 09 18   CR 80 60 10 18
CR 80 62 11 18   CR 80 74 03 19   CR 80 93 08 19   CR 80 105 01 20   CR 83 09 05 19

Specific Provisions: Loss Reporting Threshold: fifty percent (50%) of applicable deductible (per CR 20 25 08 13)

If "Not Covered" is inserted opposite any specified Insuring Agreement, such Insuring Agreement and any other reference thereto in this policy is deleted.

PREMIUM: $5,479.00

Date: September 20, 2021

By: XL Specialty Insurance Company

_____
(Authorized Representative)

Type Name: Joseph Tocco President

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.



_____   _____
Joseph Tocco   Toni Ann Perkins
President   Secretary

LAD 400 0915 XLS

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING:** Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance:** Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under this act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.
Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.

Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the AXA XL insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions embargoes or export controls applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions, embargoes or export controls law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC or the applicable regulator. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PN CW 05 0519

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

PN161 12 20 T

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COLORADO CHANGES

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY
GOVERNMENT CRIME POLICY
GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY
KIDNAP/RANSOM AND EXTORTION POLICY

A. Paragraph **(2)** of the **Cancellation Of Policy** Condition is replaced by the following:

(2) If this policy has been in effect for less than 60 days, we may cancel this policy by mailing or delivering to the first Named Insured written notice of cancellation at least:

(a) 10 days before the effective date of cancellation if we cancel for nonpayment of premium; or

(b) 30 days before the effective date of cancellation if we cancel for any other reason.

B. The following is added to the **Cancellation Of Policy** Condition:

(7) Cancellation Of Policies In Effect For 60 Days Or More

(a) If this policy has been in effect for 60 days or more, or is a renewal of a policy we issued, we may cancel this policy by mailing through first-class mail to the first Named Insured written notice of cancellation:

(i) Including the actual reason, at least 10 days before the effective date of cancellation, if we cancel for nonpayment of premium; or

(ii) At least 45 days before the effective date of cancellation if we cancel for any other reason.

We may only cancel this policy based on one or more of the following reasons:

(i) Nonpayment of premium;

(ii) A false statement knowingly made by the Insured on the application for insurance; or

(iii) A substantial change in the exposure or risk other than that indicated in the application and underwritten as of the effective date of the policy unless the first Named Insured has notified us of the change and we accept such change.

C. The following are added and supersede any other provisions to the contrary:

1. Nonrenewal

If we decide not to renew this policy, we will mail through first-class mail to the first Named Insured shown in the Declarations written notice of the nonrenewal at least 45 days before the expiration date, or its anniversary date if it is a policy written for a term of more than one year or with no fixed expiration date.

If notice is mailed, proof of mailing will be sufficient proof of notice.

2. Increase In Premium Or Decrease In Coverage

We will not increase the premium unilaterally or decrease the coverage benefits on renewal of this policy unless we mail through first-class mail written notice of our intention, including the actual reason, to the first Named Insured's last mailing address known to us, at least 45 days before the effective date.

Any decrease in coverage during the policy term must be based on one or more of the following reasons:

a. Nonpayment of premium;

b. A false statement knowingly made by the Insured on the application for insurance; or

c. A substantial change in the exposure or risk other than that indicated in the application and underwritten as of the effective date of the policy unless the first Named Insured has notified us of the change and we accept such change.

If notice is mailed, proof of mailing will be sufficient proof of notice.

D. The following is added to Section **E. Conditions:**

Loss Payment

1. We will give you notice of our intentions within 60 days after we receive the sworn proof of loss; and

2. We will pay for covered loss or damage within 60 days after we receive the sworn proof of loss, if you have complied with all the terms of this policy and:

   a. We have reached agreement with you on the amount of loss; or

   b. An appraisal award has been made.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CLIENTS' PROPERTY

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY

With regard to this Clients' Property endorsement, the provisions of the Coverage Form or Policy to which this endorsement is attached apply, unless modified by this endorsement.

A. The following Insuring Agreement is added to Section **A. Insuring Agreements:**

We will pay for loss of or damage to "money", "securities" and "other property" sustained by your "client" resulting directly from "theft" committed by an identified "employee", acting alone or in collusion with other persons.

B. Under Section **D. Exclusions** in the Commercial Crime Coverage Form and the Commercial Crime Policy, the **Acts Committed By Your Employees, Managers, Directors, Trustees or Representatives** Exclusion does not apply to this Insuring Agreement.

C. Under Section **E. Conditions:**

1. Paragraph **(1)** of the **Duties In The Event Of Loss** Condition is replaced by the following:

(1) Notify us as soon as possible;

2. The **Ownership Of Property; Interests Covered** Condition is replaced by the following:

Ownership Of Property; Interests Covered

The property covered under this Insuring Agreement is limited to property:

a. That your "client" owns or leases; or

b. That your "client" holds for others in any capacity; or

c. For which your "client" is legally liable, provided your "client" was liable for the property prior to the time the loss was sustained.

However, this insurance is for your benefit only. It provides no rights or benefits to any other person or organization, including your "client". Any claim for loss that is covered under this Insuring Agreement must be presented by you.

D. Under Section **F. Definitions:**

1. The following definitions are added:

a. "Client" means any entity for whom you perform services under a written contract.

b. "Occurrence" means:

(1) An individual act;

(2) The combined total of all separate acts whether or not related; or

(3) A series of acts whether or not related;

committed by an "employee", acting alone or in collusion with other persons, during the Policy Period shown in the Declarations, before such policy period or both.

2. The definition of "theft" is replaced by the following:

"Theft" means the unlawful taking of property to the deprivation of your "client".

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DESTRUCTION OF ELECTRONIC DATA OR COMPUTER PROGRAMS

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
GOVERNMENT CRIME COVERAGE FORM
GOVERNMENT CRIME POLICY

With regard to this Destruction Of Electronic Data Or Computer Programs endorsement, the provisions of the Coverage Form or Policy to which this endorsement is attached apply, unless modified by this endorsement.

A. The following Insuring Agreement is added to Section **A. Insuring Agreements:**

We will pay for costs that you incur to restore or replace damaged or destroyed "electronic data" or "computer programs" stored within any "computer system" owned, leased or operated by you resulting directly from:

1. A virus designed to damage or destroy "electronic data" or "computer programs";

2. Vandalism by an "employee"; or

3. Vandalism by a natural person who has gained unauthorized access to your "computer system";

including reasonable costs that you incur to restore your "computer system" to the level of operational capability that existed immediately before the virus or vandalism occurred.

B. Section **D. Exclusions:**

1. The following exclusions do not apply to loss covered under Paragraph **A.2.:**

a. The Acts Committed By Your Employees, Managers, Directors, Trustees Or Representatives Exclusion in the Commercial Crime Coverage Form and the Commercial Crime Policy; and

b. The Acts Committed By Your Officials, Employees Or Representatives Exclusion in the Government Crime Coverage Form and the Government Crime Policy.

2. The following exclusions are added:

This Insuring Agreement does not cover:

a. Loss resulting from errors or omissions in the design of "computer programs".

b. Loss resulting from errors or omissions in the programming or processing of "electronic data".

C. Under Section **F. Definitions,** the following is added to the definition of "occurrence":

1. As respects Paragraph **A.1.,** all covered costs incurred by you between the time the damage or destruction is discovered and the time your "computer system" is restored to the level of operational capability that existed immediately before the virus occurred. Recurrence of the same virus after your "computer system" has been restored shall constitute a separate occurrence.

2. As respects Paragraphs **A.2.** and **A.3.:**

a. An individual act or event;

b. The combined total of all separate acts or events whether or not related; or

c. A series of acts or events whether or not related;

committed by an "employee" or other person acting alone or in collusion with others, during the Policy Period shown in the Declarations, before such policy period or both.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TELEPHONE TOLL FRAUD

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
GOVERNMENT CRIME COVERAGE FORM
GOVERNMENT CRIME POLICY

SCHEDULE

Number Of Days: 90

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

With regard to this Telephone Toll Fraud endorsement, the provisions of the Coverage Form or Policy to which this endorsement is attached apply, unless modified by this endorsement.

A. The following Insuring Agreement is added to Section **A. Insuring Agreements:**

We will pay for loss from long distance telephone toll call charges incurred by you resulting directly from fraudulent use or fraudulent manipulation of an "account code" or "system password" required to gain access to your "voice computer system", provided such loss did not result from the failure to:

1. Install and maintain in operating condition a call disconnect feature to terminate a caller's access after three unsuccessful attempts to enter an "account code";

2. Incorporate a "system password"; or

3. Change a "system password" within the number of days shown in the Schedule.

B. The following condition is added to Section **E. Conditions:**

We will pay for loss resulting from toll call charges made on telephone lines directly controlled by one "voice computer system" occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charges were made.

C. The following definitions are added to Section **F. Definitions:**

1. "Account code" means a confidential and protected string of characters that identifies or authenticates a person and permits that person to gain access to your "voice computer system" for the purpose of making long distance toll calls or utilizing voice mailbox messaging capabilities or similar functional features of the system.

2. "System administration" means the performance of any security function including, but not limited to:

a. Defining authorized persons to access the system;

b. Adding, deleting or changing "account codes" or passwords;

c. Installing or deleting any system option which directs telephone call routing or adds, drops or moves telephone lines; or

d. Any other activity allowed by a hardware- or software-based system option that has been incorporated by a manufacturer or a vendor into a "voice computer system" provided the system is not intended for the sole use of the manufacturer or vendor.

3. "System maintenance" means performing hardware and software installation, diagnostic and correction and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a "voice computer system".

4. "System password" means a confidential and protected string of characters that identifies or authenticates a person and permits that person to gain access to your "voice computer system" to perform "system administration" or "system maintenance" or a component thereof.

5. "Voice computer system" means a "computer system" installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FRAUDULENT IMPERSONATION

This endorsement modifies insurance provided under the following:

    COMMERCIAL CRIME COVERAGE FORM
    COMMERCIAL CRIME POLICY
    GOVERNMENT CRIME COVERAGE FORM
    GOVERNMENT CRIME POLICY

SCHEDULE

Check the appropriate box(es):

I. Fraudulent Impersonation Of "Employees" Included: Yes ☒ No ☐

    ☐   **A.**   Verification Is Required For All "Transfer Instructions"

    ☐   **B.**   Verification Is Required For All "Transfer Instructions" In Excess Of   **$**

    ☒   **C.**   Verification Of "Transfer Instructions" Is Not Required

II. Fraudulent Impersonation Of "Customers" And "Vendors" Included: Yes ☒ No ☐

    ☐   **A.**   Verification Is Required For All "Transfer Instructions"

    ☐   **B.**   Verification Is Required For All "Transfer Instructions" In Excess Of   **$**

    ☒   **C.**   Verification Of "Transfer Instructions" Is Not Required

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

With regard to this Fraudulent Impersonation endorsement, the provisions of the Coverage Form or Policy to which this endorsement is attached apply, unless modified by this endorsement.

A. The following Insuring Agreement is added to Section **A. Insuring Agreements:**

Fraudulent Impersonation

1. **"Employees" (if indicated in Section I. of the Schedule)**

    We will pay for loss resulting directly from your having, in good faith, transferred "money", "securities" or "other property" in reliance upon a "transfer instruction" purportedly issued by:

    a. An "employee", or any of your partners, "members", "managers", officers, directors or trustees, or you (if you are a sole proprietorship) if coverage is written under the Commercial Crime Coverage Form or Commercial Crime Policy; or

b. An "employee", or any of your officials if coverage is written under the Government Crime Coverage Form or Government Crime Policy;

but which "transfer instruction" proves to have been fraudulently issued by an imposter without the knowledge or consent of the person in Paragraph **1.a.** or **1.b.**

2. **"Customers" And "Vendors" (If indicated in Section II. of the Schedule)**

   We will pay for loss resulting directly from your having, in good faith, transferred "money", "securities" or "other property" in reliance upon a "transfer instruction" purportedly issued by your "customer" or "vendor", but which "transfer instruction" proves to have been fraudulently issued by an imposter without the knowledge or consent of the "customer" or "vendor".

3. **Verification**

   a. The following is a precondition to coverage under this Insuring Agreement:

   (1) If option **I.A.** and/or **II.A.** is selected in the Schedule, you shall verify all "transfer instructions"; or

   (2) If option **I.B.** and/or **II.B.** is selected in the Schedule, you shall verify all "transfer instructions" in excess of the amount shown;

according to a pre-arranged callback or other established verification procedure before acting upon any such "transfer instruction".

   b. If option **I.C.** and/or **II.C.** is selected in the Schedule, verification of "transfer instructions" is not a precondition to coverage under this insuring agreement.

B. Under Section **E. Conditions:**

   The **Territory** Condition is replaced by the following:

   Territory

   We will cover loss that you sustain resulting directly from an "occurrence" taking place anywhere in the world.

C. The following definitions are added to Section **F. Definitions:**

   1. "Customer" means an entity or individual to whom you sell goods or provide services under a written contract.

   2. "Transfer instruction" means an instruction directing you to transfer "money", "securities" or "other property".

   3. "Vendor" means an entity or individual from whom you purchase goods or receive services under a written contract.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE DESIGNATED PERSON REQUIRED TO HAVE KNOWLEDGE OF LOSS (DISCOVERY FORM)

This endorsement modifies insurance provided under the Discovery Form version of the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY
GOVERNMENT CRIME COVERAGE FORM
GOVERNMENT CRIME POLICY
GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

SCHEDULE

Position Of Designated Person(s):
Risk Management Department General Counsel Human Resources Department
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

1. The introductory paragraph to Section **A. Insuring Agreements** is replaced by the following:

Coverage is provided under the following Insuring Agreements for which a Limit Of Insurance is shown in the Declarations and applies to loss that you sustain resulting directly from an "occurrence" taking place at any time which is "discovered" by a "designated person" during the Policy Period shown in the Declarations or during the period of time provided in the Extended Period To Discover Loss Condition.

2. The introductory paragraph of the **Duties In The Event Of Loss** Condition is replaced by the following:

After a "designated person" "discovers" a loss or a situation that may result in loss of or damage to "money", "securities" or "other property", you must:

3. Under the Commercial Crime Coverage Form, Commercial Crime Policy and Employee Theft And Forgery Policy:

   a. The **Extended Period To Discover Loss** Condition is replaced by the following:

We will pay for loss that you sustained prior to the effective date of cancellation of this coverage form/policy which is "discovered" by a "designated person":

   (1) No later than 60 days from the date of that cancellation. However, this extended period to "discover" loss terminates immediately upon the effective date of any other insurance obtained by you, whether from us or another insurer, replacing in whole or in part the coverage afforded under this coverage form/policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

   (2) No later than one year from the date of that cancellation with regard to any "employee benefit plan".

  b. Paragraphs **(2)** and **(4)** of the **Joint Insured** Condition are replaced by the following:

   (2) Knowledge possessed or "discovery" made by a "designated person" of any Insured shall constitute knowledge or "discovery" by all Insureds for all purposes of this coverage form/policy.

(4) If this coverage form/policy or any of its coverages is cancelled as to any Insured, loss sustained by that Insured is covered only if it is "discovered" by a "designated person":

    (a) No later than 60 days from the date of that cancellation. However, this extended period to "discover" loss terminates immediately upon the effective date of any other insurance obtained by that Insured, whether from us or another insurer, replacing in whole or in part the coverage afforded under this coverage form/policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

    (b) No later than one year from the date of that cancellation with regard to any "employee benefit plan".

4. Under the Government Crime Coverage Form, Government Crime Policy and Government Employee Theft And Forgery Policy:

a. The **Extended Period To Discover Loss** Condition is replaced by the following:

We will pay for loss that you sustained prior to the effective date of cancellation of this coverage form/policy which is "discovered" by a "designated person" no later than 60 days from the date of that cancellation.

However, this extended period to "discover" loss terminates immediately upon the effective date of any other insurance obtained by you, whether from us or another insurer, replacing in whole or in part the coverage afforded under this coverage form/policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

b. Paragraphs **(2)** and **(4)** of the **Joint Insured** Condition are replaced by the following**:**

(2) Knowledge possessed or "discovery" made by a "designated person" of any Insured shall constitute knowledge or "discovery" by all Insureds for all purposes of this coverage form/policy.

(4) If this coverage form/policy or any of its coverages is cancelled as to any Insured, loss sustained by that Insured is covered only if it is "discovered" by a "designated person" no later than 60 days from the date of that cancellation.

However, this extended period to "discover" loss terminates immediately upon the effective date of any other insurance obtained by that Insured, whether from us or another insurer, replacing in whole or in part the coverage afforded under this coverage form/policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

5. Paragraph **(1)** of the **Termination As To Any Employee** Condition is replaced by the following:

(1) As soon as a "designated person" not in collusion with such "employee" learns of "theft" or any other dishonest act committed by the "employee" whether before or after becoming employed by you.

6. In Section **F. Definitions:**

a. The definition of "discover" or "discovered" is replaced by the following:

"Discovery", "discover" or "discovered" means the time when a "designated person" first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this coverage form/policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

"Discovery", "discover" or "discovered" also means the time when a "designated person" first receives notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances, which, if true, would constitute a loss under this coverage form/policy.

b. The following definition is added:

"Designated person" means:

(1) Any insurance risk manager;

(2) An "employee" in your Human Resources Department or its equivalent;

(3) Any director, trustee, partner, "member", "official" or "manager";

(4) Any elected, appointed or otherwise titled officer;

(5) The highest ranking "employee" at the "premises" where such "employee" performs the majority of his or her duties; or

(6) Any person in a position shown in the Schedule;

of any Insured.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

LOSS REPORTING THRESHOLD

This endorsement modifies insurance provided under the following:

> COMMERCIAL CRIME COVERAGE FORM
> COMMERCIAL CRIME POLICY
> EMPLOYEE THEFT AND FORGERY POLICY
> GOVERNMENT CRIME COVERAGE FORM
> GOVERNMENT CRIME POLICY
> GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

The **Duties In The Event Of Loss** Condition is replaced by the following:

After you "discover" a loss or a situation that may result in loss of or damage to "money", "securities" or "other property", you must:

(1) Notify us as soon as possible. If you have reason to believe that any loss (except for loss covered under the Employee Theft Insuring Agreement or the Forgery Or Alteration Insuring Agreement) involves a violation of law, you must also notify the local law enforcement authorities;

(2) For losses covered under any Insuring Agreement, we will waive the requirement that you notify us as soon as possible if the amount of loss, in your best estimation, does not exceed the percentage of the Deductible Amount over which losses must be reported as shown in the Declarations. If, however, you later determine that such loss does in fact exceed this percentage, then you shall notify us as soon as possible, not to exceed 15 days from the date such determination was made;

(3) Give us a detailed sworn proof of loss within 120 days:

   (a) From the date you "discovered" the loss; or

   (b) From the date you determined that the loss exceeded the Deductible Amount as provided in Paragraph **(2)**;

(4) Cooperate with us in the investigation and settlement of any claim;

(5) Produce for our examination all pertinent records;

(6) Submit to examination under oath at our request and give us a signed statement of your answers; and

(7) Secure all of your rights of recovery against any person or organization responsible for the loss and do nothing to impair those rights.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PROVIDE AUTOMATIC COVERAGE FOR ACQUIRED ENTITIES

This endorsement modifies insurance provided under the **Discovery** version of the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY

SCHEDULE

Percentage Of Total Assets:	25%
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.	

The **Consolidation – Merger Or Acquisition** Condition is replaced by the following:

a. Except as provided in Paragraph **b.** If you consolidate or merge with, or purchase or acquire the assets or liabilities of, another entity:

(1) You must give us written notice and obtain our written consent to extend the coverage provided by this coverage form/policy to such consolidated or merged entity or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2) For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this coverage form/policy shall apply to such consolidated or merged entity or such purchased or acquired assets or liabilities, provided, that all "occurrences" causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities must occur after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

b. For entities you acquire in which you own greater than 50% of the voting stock or voting rights, coverage under this coverage form/policy shall automatically become effective on the date of such acquisition with no additional premium required, provided:

(1) All "occurrence" causing or contributing to a loss involving the acquired entity must take place after the effective date of such acquisition; and

(2) The assets of the acquired entity do not exceed the percentage shown in the Schedule of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of the coverage form/policy.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND TERRITORY CONDITION – INCLUDE WORLDWIDE COVERAGE

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY

SCHEDULE

Territory
N/A
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

A. The **Territory** Condition is replaced by the following:

Territory

This insurance covers loss that you sustain resulting directly from an "occurrence" taking place anywhere in the world, except in:

1. Any Territory shown in the Schedule; and

2. Any Territory that is subject to trade or other economic sanction or embargo by the United States of America.

B. The following is added to the **Legal Action Against Us** Condition:

Unless you and we agree otherwise, any legal action against us involving loss must be brought in the United States of America (including its territories and possessions), Puerto Rico or Canada.

  ☐

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE PARTNERS AS EMPLOYEES

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY

SCHEDULE

Included Partners
All Partners

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

1. The definition of "employee" is amended to include any natural person who is a partner in a partnership that is an Insured and who is shown in the Schedule.

2. The **Acts Committed By You, Your Partners Or Your Members** Exclusion is replaced by the following:

   Loss resulting from "theft" or any other dishonest act committed by:

   a. You; or

   b. Any of your partners or "members", except a partner who has been included as an "employee" by this endorsement, whether acting alone or in collusion with other persons.

3. We will not pay for loss caused by any partner included as an "employee" by this endorsement unless the amount of that loss exceeds the sum of:

   a. Any amounts you owe that partner on the date that the loss was "discovered";

   b. The value of that partner's partnership interest in a partnership insured under this insurance as determined by the closing of that partnership's books on the date that the loss was "discovered" by that partnership or any of its partners not in collusion with the partner causing the loss; and

   c. Any applicable Deductible Amount.

   We will then pay the amount of loss excess of that sum, up to the Limit of Insurance applicable to the Employee Theft Insuring Agreement.

   This paragraph shall not apply to loss or that portion of loss sustained by an "employee benefit plan" caused by a partner; however, we shall have the right to recover the amount of such loss from that partner.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE CHAIRPERSON AND MEMBERS OF SPECIFIED COMMITTEES AS EMPLOYEES

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY
GOVERNMENT CRIME COVERAGE FORM
GOVERNMENT CRIME POLICY
GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

SCHEDULE

Names Of Committees
All Committees Sponsored by the Insured

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

The definition of "employee" is amended to include any natural person, whether or not compensated, while performing services for you as the chairperson, or a member of any committee named in the Schedule.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE SPECIFIED NON-COMPENSATED OFFICERS AS EMPLOYEES

This endorsement modifies insurance provided under the following:

> COMMERCIAL CRIME COVERAGE FORM
> COMMERCIAL CRIME POLICY
> EMPLOYEE THEFT AND FORGERY POLICY
> GOVERNMENT CRIME COVERAGE FORM
> GOVERNMENT CRIME POLICY
> GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

SCHEDULE

Names Or Titles Of Non-compensated Officers
All Non-compensated Officers

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

The definition of "employee" is amended to include your non-compensated officers shown in the Schedule.

 ☐

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE VOLUNTEER WORKERS AS EMPLOYEES

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY
GOVERNMENT CRIME COVERAGE FORM
GOVERNMENT CRIME POLICY
GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

The definition of "employee" is amended to include any noncompensated natural person:

1. Other than one who is a fund solicitor, while performing services for you that are usual to the duties of an "employee"; or

2. While acting as a fund solicitor during fundraising campaigns.

 ☐

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD CREDIT, DEBIT OR CHARGE CARD FORGERY

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY
GOVERNMENT CRIME COVERAGE FORM
GOVERNMENT CRIME POLICY
GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

and applies to the Forgery Or Alteration Insuring Agreement:

SCHEDULE

Limit Of Insurance	Covered Instruments	
$ 1,000,000	☒	Includes written instruments required in conjunction with any credit, debit or charge card issued to you or any "employee" for business purposes
	☐	Limited to written instruments required in conjunction with any credit, debit or charge card issued to you or any "employee" for business purposes
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.		

1. Covered Instruments either includes or is limited to, whichever is indicated as applicable in the Schedule, written instruments required in conjunction with any credit, debit or charge card issued to you or any "employee" for business purposes.

2. The most we will pay in any one "occurrence" is the Limit Of Insurance shown in the Schedule.

3. The following exclusion is added to Section **D.**:

   The Forgery Or Alteration Insuring Agreement does not apply to:

   Non-compliance With Credit, Debit Or Charge Card Issuer's Requirements

   Loss arising from any credit, debit or charge card if you have not complied fully with the provisions, conditions or other terms under which the card was issued.

  ☐

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE EXPENSES INCURRED
TO ESTABLISH AMOUNT OF COVERED LOSS

This endorsement modifies insurance provided under the following:

> COMMERCIAL CRIME COVERAGE FORM
> COMMERCIAL CRIME POLICY
> EMPLOYEE THEFT AND FORGERY POLICY
> GOVERNMENT CRIME COVERAGE FORM
> GOVERNMENT CRIME POLICY
> GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

and applies to the Insuring Agreement(s) designated below:

SCHEDULE

☒ **Employee Theft Insuring Agreement**	
Costs, Fees Or Other Expenses	
Limit Of Insurance	**Covered Loss**
$ 250,000	%
☒ **Computer And Funds Transfer Fraud Insuring Agreement**	
Costs, Fees Or Other Expenses	
Limit Of Insurance	**Covered Loss**
$ 250,000	%
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.	

The following condition is added to Paragraph **E. Conditions:**

1. We will pay for reasonable costs, fees or other expenses that you incur and pay to an independent accounting, auditing or other service used to determine the amount of loss covered under this insurance.

2. The most that we will pay for reasonable costs, fees or other expenses is limited to the lesser of the:

    a. Limit of Insurance; or

    b. Percentage of the Covered Loss;

    shown in the Schedule.

3. We will pay for reasonable costs, fees or other expenses only after settlement of covered loss.

4. We will have no liability to pay any such costs, fees or other expenses if the amount of the covered loss does not exceed the Deductible Amount of the applicable Insuring Agreement.

5. The amount that we will pay is part of, not in addition to, the Limit of Insurance for the applicable Insuring Agreement.

6. Paragraph **(3)** of the **Indirect Loss** Exclusion is replaced by the following:

   Payment of costs, fees or other expenses you incur in establishing the existence of loss under this insurance.

7. Any reference in this endorsement to the Computer And Funds Transfer Fraud Insuring Agreement does not apply to the Employee Theft And Forgery Policy or the Government Employee Theft And Forgery Policy.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE DESIGNATED PERSONS OR CLASSES OF PERSONS AS EMPLOYEES

This endorsement modifies insurance provided under the following:

    COMMERCIAL CRIME COVERAGE FORM
    COMMERCIAL CRIME POLICY
    EMPLOYEE THEFT AND FORGERY POLICY
    GOVERNMENT CRIME COVERAGE FORM
    GOVERNMENT CRIME POLICY
    GOVERNMENT EMPLOYEE THEFT AND FORGERY POLICY

and applies to the Employee Theft Insuring Agreement:

SCHEDULE

Persons Or Classes Of Persons
Employees on Military Leave
A Natural Person Who Is an Independent Contractor Performing Work Outlined In A Valid Contract With The Insured
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

The definition of "employee" is amended to include any natural person or group of persons named or described in the Schedule.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

U.S. DEPARTMENT OF LABOR – ERISA PLAN COVERAGE AMENDMENTS

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME COVERAGE FORM
COMMERCIAL CRIME POLICY
EMPLOYEE THEFT AND FORGERY POLICY

With regard to coverage provided for "employee benefit plans", the provisions of the Coverage Form or Policy to which this endorsement is attached apply, unless modified by this endorsement.

A. Under Section **D. Exclusions:**

1. In Section **D.1.:**

a. The **Acts Committed By You, Your Partners Or Your Members** Exclusion is replaced by the following:

Acts Committed By You, Your Partners Or Your Members

Loss resulting from "theft" or any other dishonest or fraudulent act committed by:

(1) You; or

(2) Any of your partners or "members";

whether acting alone or in collusion with other persons, except while handling "money", "securities" or "other property" of an "employee benefit plan".

b. The **Confidential Or Personal Information** Exclusion is replaced by the following:

Confidential Or Personal Information

Loss resulting from:

(1) The disclosure or use of another person's or organization's confidential or personal information, except as provided in Paragraph **(2).**

(2) The disclosure of your or an "employee benefit plan" participant's confidential or personal information. However, this Paragraph **(2)** does not apply to loss otherwise covered under Insuring Agreement **A.1.** that results directly from the use of your or an "employee benefit plan" participant's confidential or personal information.

For the purposes of this exclusion, confidential or personal information includes, but is not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information or any other type of nonpublic information.

2. In Section **D.2.:**

a. The **Trading** Exclusion is deleted.

b. The **Warehouse Receipts** Exclusion is deleted.

B. Paragraph **(2)** of the **Employee Benefit Plans** Condition is replaced by the following:

(2) With respect to loss sustained or "discovered" by any such Plan, Insuring Agreement **A.1.** is replaced by the following:

We will pay for loss of or damage to "money", "securities" and "other property" resulting directly from fraudulent or dishonest acts committed by an "employee" whether identified or not, sole proprietor, partner or "member" acting alone or in collusion with other persons while such "employee", sole proprietor, partner or "member" is handling "money", "securities" or "other property" of an "employee benefit plan".

C. Paragraph **a.** of the definition of "occurrence" is replaced by the following:

a. Under Insuring Agreement **A.1.:**

(1) An individual act;

(2) The combined total of all separate acts whether or not related; or

(3) A series of acts whether or not related;

committed by an "employee", sole proprietor, partner or "member" acting alone or in collusion with other persons, during the Policy Period shown in the Declarations, before such Policy Period or both.

Endorsement No.: 18
Named Insured: Forum Real Estate Group
Bond No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

ADDITIONAL NAMED INSURED

Schedule

The following Insured(s) is/are added as Named Insured(s):

- Forum Development Group LLC
- Forum Capital Advisors LLC
- Forum Management, Inc
- Forum Investment Group
- Forum CRE Income Fund

Any employee benefit plan sponsored by the Named Insured(s) now existing or hereafter created or acquired and whether or not required to be bonded under the Employee Retirement Income Security Act of 1974.

No Limit of Insurance during any period will be cumulative with any other amount applicable to the same coverage during any other period.

Endorsement No.: 19
Named Insured: Forum Real Estate Group
Bond No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

NOTICE OF CLAIM REPORTING BY EMAIL

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims in addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

   proclaimnewnotices@xlcatlin.com

   Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to:

   XL Catlin Professional Insurance
   Attention Claims
   100 Constitution Plaza
   Hartford, CT 06103

2. Definitions: For this endorsement only, the following definitions shall apply:

   (a) "Insurer" means the "Insurer", "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

   (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may rise or result in loss under this policy.

   (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section if any provided by this policy.

Endorsement No.: 20
Named Insured: Forum Real Estate Group
Bond No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND CANCELLATION ENDORSEMENT

In consideration of the premium charged, Section E.1.b.(2)(b) of the Policy is amended to read in its entirety as follows:

"(b)   90 days before the effective date of cancellation if we cancel for any other reason."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 21
Named Insured: Forum Real Estate Group
Bond No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND DEFINITION OF SECURITIES ENDORSEMENT

In consideration of the premium charged, the first sentence of the term "Securities," as defined in Section F.22. of the Policy is amended to read in its entirety as follows:

"22.   'Securities' means negotiable and nonnegotiable instruments or contracts representing either "money" or property and includes but is not limited to:"

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 22
Named Insured: Forum Real Estate Group
Bond No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

INVESTIGATIVE COSTS ENDORSEMENT

In consideration of the premium charged, we shall reimburse for "investigative costs" of you on any claim up to a limit of $250,000 Limit / $0 Deductible. For the purposes of this endorsement, the term "investigative costs" means reasonable expenses incurred by you in establishing the existence and amount of any direct loss covered in excess of the deductible amount of this Policy, as stated in the Declarations. The reasonableness of such expenses shall be determined by the us and shall not include internal corporate obligations of you, such as employee wages or internal costs.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 23
Named Insured: Forum Real Estate Group
Bond No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

PROOF OF LOSS ENDORSEMENT

In consideration of the premium charged, Section E.1.g.(2) is amended to read in its entirety as follows:

"(2)   Give us a detailed, sworn proof of loss within 180 days."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 24　　　　　　　　　　**Effective: September 19, 2021**
Named Insured: Forum Real Estate Group　　**12:01 A.M. Standard Time**
Bond No.: ELU177858-21　　　　　　　　**Insurer: XL Specialty Insurance Company**
Policy Form: COMMERCIAL CRIME POLICY

TAX COMPENSATION COVERAGE ENDORSEMENT

In consideration of the premium charged:

(1)　It is understood and agreed that we shall adjust the amount of any loss paid in the United States to compensate for additional federal or state tax liability incurred by you as a result of the payment of such loss in the United States rather than in the country in which such loss was sustained, provided that:

　　a.　The loss was sustained by an entity not subject to United States or state tax provisions; and

　　b.　The payment for such loss is reportable income under the Internal Revenue Code and regulations or the tax laws of any state or commonwealth of the United States.

　　Accordingly, Loss Payment shall be adjusted using the following formula:

　　Final Payment =
　　Loss Payment times 　　$\dfrac{\text{One minus the Marginal Foreign Tax Rate}}{\text{One minus the Sum of the Marginal United States and State Tax Rate}}$

(2)　Solely for the purposes of this endorsement, the following terms shall have the meanings set forth below:

　　"Final Payment" means the amount paid after the tax adjustment described in this endorsement.

　　"Loss Payment" means the amount to be paid prior to the tax adjustment described in this endorsement.

　　"Marginal Foreign Tax Rate" means the marginal rate of income taxation of the insured entity which sustained the loss for the tax year in which such loss is written off.

　　"Marginal United States and State Tax Rate" means the marginal rates of Federal and State income taxation of you, who pays the loss in the United States for the tax year in which such loss is written off and shall include if any, foreign tax credits accruing as a result of such loss.

(3)　It is understood and agreed that:

　　1.　Nothing contained in this endorsement shall be construed to increase our liability above the amounts set forth in the Limit of Liability.

　　2.　Nothing contained in this endorsement shall be construed to decrease our liability below the original amount of the Loss Payment.

　　3.　You shall cooperate with any attempt by us to pay the loss directly to the entity sustaining the loss.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 25
Named Insured: Forum Real Estate Group
Bond No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND EXTENDED PERIOD TO DISCOVER LOSS

In consideration of the premium charged, Section E Conditions j.(1) of the Policy is amended to read in its entirety as follows:

"(1)   No later than 120 days from the date of that cancellation."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 26
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

INVENTORY SHORTAGE CLARIFICATION

Section D.4.e. is amended to include the following:

However, where you establish wholly apart from such computations that you have sustained a loss, then you may offer inventory records and actual physical of inventory in support of the amount of loss claimed.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 27
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

LIBERALIZATION ENDORSEMENT

In consideration of the premium charged, Section E. Conditions 1.n. of the Policy is amended to read in its entirety as follows:

"n.   Liberalization

Notwithstanding anything to the contrary contained in this Policy, this Policy is issued in replacement of Federal Insurance Company 8224-3832 Policy Number ELU177858-21 issued to the Named Insured (the "Expiring Policy"), and coverage in respect of any loss first discovered during the Policy Period will be determined in accordance with the terms and conditions of this Policy or of the Expiring Policy, whichever shall be more favorable to the Insureds; provided, that in all events all such loss will be subject to the Deductible amounts, Limit or Limits of Insurance and coinsurance percentage, if any, set forth with respect to this Policy."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 28
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND SECTION A. INSURING AGREEMENT 6.a.(1) ENDORSEMENT

In consideration of the premium charged:

(1)   Section A. Insuring Agreement 6.a.(1) Computer and Funds Transfer Fraud of the bond is amended to read in its entirety as follows:

"a.   We will pay for:

(1)   Loss resulting directly from a fraudulent:

(a)   Entry of 'electronic data' or 'computer program' into; or

(b)   Change of 'electronic data' or 'computer program' within;

any 'computer system' owned, leased, operated or used by you, provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs 6.a.(1)(a) and 6.a.(1)(b):

(i)   'Money, 'securities' or 'other property' to be transferred, paid or delivered; or

(ii)   Your account at a 'financial institution' to be debited or deleted."

(2)   Section D. Exclusions 4.a. of the bond is amended to read in its entirety as follows:

"a.   Authorized Access

Loss resulting from a fraudulent:

(1)   Entry of 'electronic data' or 'computer program' into; or

(2)   Change of 'electronic data' or 'computer program' within;

any 'computer system' owned, lease, operated or used by you or by a person or organization with authorized access to that 'computer system', except when covered under Insuring Agreement A.6.b."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 29
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

INCLUDE PERSONAL ACCOUNTS OF SPECIFIED PERSONS ENDORSEMENT

In consideration of the premium charged, Section A. Insuring Agreement 1. Employee Theft and Insuring Agreement 2. Forgery or Alteration of this bond are amended to include each person named in the Schedule below as an Insured, but only for loss involving covered instruments of such person's personal account and subject to the Limit of Insurance per Occurrence set forth opposite each such additional Insured in the Schedule below.

SCHEDULE

Name Of Person	Limit Of Insurance
Directors and Officers	Limit: $1,000,000
	Deductible: $5,000

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 30
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCLUDE TRADING LOSS WITH CARVE BACK FOR EMPLOYEE DISHONESTY

1.   Section D.2.b. is deleted and replaced with the following:

b.   Trading

Loss resulting from trading, whether in your name or in a genuine or fictitious account, however, this exclusion shall not apply to direct loss caused by "Employee Dishonesty".

2.   Section F is amended to include the following:

26.   "Employee Dishonesty" means dishonest acts committed by an "employee," whether identified or not, acting alone or in collusion with other persons, except you or your partner, with the intent to:

a.   cause you to sustain a loss; and also

b.   obtain financial benefit (other than employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing, or pensions) for:

(1)   the "employee"; or

(2)   any person or organization intended by the "employee" to receive the benefit.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 31
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND DEFINITION OF MESSENGER ENDORSEMENT

In consideration of the premium charged, the term "Messenger," as defined in Section F. 15. of the Policy, is amended to read in its entirety as follows:

"15.   'Messenger' means you, or your relative, or any of your partners or "members", or any "employee", or any natural person authorized by you while having care and custody of property outside the "premises."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 32
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

OMNIBUS NAMED INSURED ENDORSEMENT

In consideration of the premium charged, the term "Named Insured" is amended to include:

1.   Any entity which is subject to control by the Insured by reason of operation of such entity through voting control or by written contract.

2.   Any entity which is subject to control by the Insured by reason of an ownership interest in such entity in excess of fifty percent (50%).

3.   Any entity in which the Insured has an ownership interest of fifty percent (50%) or less:

   a.   if you are legally liable for loss sustained by the entity; or

   b.   but only up to the proportion that your ownership interest in the entity bears to the total interest of all owners, if you are not legally liable for losses sustained by the entity.

4.   Any Employee Benefit Plan, sponsored or approved by the Named Insured, whether or not it is required to be bonded under the Employee Retirement Income Security Act of 1974 and any amendments thereto ("ERISA"), or any other employee benefit plan or program which is not subject to ERISA sponsored solely by the Named Insured for the benefit of Employees of the Named Insured.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 33
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND OTHER INSURANCE ENDORSEMENT

In consideration of the premium charged, with respect to a loss for which coverage is provided by this Policy and which is sustained partly during the period of other policies providing coverage for such loss issued to the Named Insured or any predecessor in interest of the Named Insured and terminated or cancelled or allowed to expire as of the inception date of this Policy, the amount of the deductible that is applicable to the portion of the loss sustained during this policy period shall be reduced in whole or in part by:

(a)   the amount of the loss which is sustained by the Named Insured during the period of other policies if such loss is less than the amount of the deductible applicable to that loss under these other policies; or

(b)   the amount of the deductible applicable to the loss sustained by the Named Insured during the period of the other policies if the applicable deductible is less than the amount of the loss sustained during that period.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 34
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND TERMINATION AS TO ANY EMPLOYEE ENDORSEMENT

In consideration of the premium charged, Section E. Conditions 2.a.(1) of the bond is amended to read in its entirety as follows:

"(1)   As soon as a member of your Human Resources Department, Risk Management Department or General Counsel's office, not in collusion with the "employee," learn of "theft" or any other dishonest act committed by the "employee" whether before or after becoming employed by you in excess of $25,000; or"

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 35
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

PROVIDE AUTOMATIC COVERAGE FOR ACQUIRED ENTITIES

In consideration of the premium charged:

(1)   Section E. Conditions e. Consolidation – Merger or Acquisition of the Bond is amended to read in its entirety as follows:

"e. Consolidation – Merger of Acquisition

a.   Except as provided in Paragraph **b.** If you consolidate or merge with, or purchase or acquire the assets or liabilities of, another entity:

(1)   You must give us written notice and obtain our written consent to extend the coverage provided by this coverage form/policy to such consolidated or merged entity or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2)   For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this coverage form/policy shall apply to such consolidated or merged entity or such purchased or acquired assets or liabilities, provided, that all "occurrences" causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities must occur after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

b.   For entities you acquire in which you own greater than 50% of the voting stock or voting rights, coverage under this coverage form/policy shall automatically become effective on the date of such acquisition with no additional premium required for any occurrence causing or contributing to a loss involving the acquired entity taking place at any time, provided the assets of the acquired entity do not exceed twenty-five percent (25%) of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of the coverage form/policy."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 36
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

In consideration of the premium charged, the term "Employee," as defined in Section F.7.a.(1).(a) of the Policy, is amended to read in its entirety as follows:

"(a)   While in your service and for the first ninety (90) days immediately after termination of service, unless such termination is due to "theft" or any other dishonest act committed by the "employee";

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 38
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND DEFINITION OF DISCOVER ENDORSEMENT

In consideration of the premium charged, the term "Discover," as defined in Section F.5. of the Policy is amended to read in its entirety as follows:

"5.   'Discover' or 'discovered' means the time when the Named Insured's Risk Management Department, General Counsel, and Human Resources Department first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

'Discover' or 'discovered' also means the time when the Named Insured's Risk Management Department, General Counsel, and Human Resources Department first receives notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances which, if true, would constitute a loss under this Policy."

Endorsement No.: 38
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

INCONSISTENCY ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that in the event there is an inconsistency between any term or condition of this Policy, which may be modified by an endorsement attached to this Policy, and a state amendatory endorsement attached to this Policy, then, where permitted by law, the Insurer shall apply the terms and conditions which are more favorable to the Insured.

All other terms, conditions and limitations of this Policy shall remain unchanged.

CR 83 09 05 19

Endorsement No.: 39
Named Insured: Forum Real Estate Group
Policy No.: ELU177858-21
Policy Form: COMMERCIAL CRIME POLICY

Effective: September 19, 2021
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND EXCLUSION D.1.b ENDORSEMENT

In consideration of the premium charged, Section D. Exclusions 1. b. of the Policy is amended to read in its entirety as follows:

"b.   **Acts Committed By Your Employees Learned Of By You Prior To The Policy Period**

Loss caused by an "employee" if the "employee" had also committed "theft" or any other dishonest act in excess of $25,000 prior to the effective date of this Policy and you or any of your Human Resources Department, Risk Management Department or General Counsel's office, not in collusion with the "employee", learned of such "theft" or dishonest act prior to the Policy Period shown in the Declarations."

All other terms, conditions and limitations of this Policy shall remain unchanged.

COMMERCIAL CRIME POLICY
(DISCOVERY FORM)

Various provisions in this Policy restrict coverage. Read the entire Policy carefully to determine rights, duties and what is or is not covered.

Throughout this Policy, the words "you" and "your" refer to the Named Insured shown in the Declarations. The words "we", "us" and "our" refer to the company providing this insurance.

Other words and phrases that appear in quotation marks have special meaning. Refer to Section **F.** Definitions.

A. Insuring Agreements

Coverage is provided under the following Insuring Agreements for which a Limit Of Insurance is shown in the Declarations and applies to loss that you sustain resulting directly from an "occurrence" taking place at any time which is "discovered" by you during the Policy Period shown in the Declarations or during the period of time provided in the Extended Period To Discover Loss Condition **E.1.j.:**

1. Employee Theft

We will pay for loss of or damage to "money", "securities" and "other property" resulting directly from "theft" committed by an "employee", whether identified or not, acting alone or in collusion with other persons.

For the purposes of this Insuring Agreement, "theft" shall also include forgery.

2. Forgery Or Alteration

a. We will pay for loss resulting directly from "forgery" or alteration of checks, drafts, promissory notes, or similar written promises, orders or directions to pay a sum certain in "money" that are:

(1) Made or drawn by or drawn upon you; or

(2) Made or drawn by one acting as your agent;

or that are purported to have been so made or drawn.

For the purposes of this Insuring Agreement, a substitute check as defined in the Check Clearing for the 21st Century Act shall be treated the same as the original it replaced.

b. If you are sued for refusing to pay any instrument covered in Paragraph **2.a.,** on the basis that it has been forged or altered, and you have our written consent to defend against the suit, we will pay for any reasonable legal expenses that you incur and pay in that defense. The amount that we will pay for such legal expenses is in addition to the Limit of Insurance applicable to this Insuring Agreement.

3. Inside The Premises – Theft Of Money And Securities

We will pay for:

a. Loss of "money" and "securities" inside the "premises" or "financial institution premises":

(1) Resulting directly from "theft" committed by a person present inside such "premises" or "financial institution premises"; or

(2) Resulting directly from disappearance or destruction.

b. Loss from damage to the "premises" or its exterior resulting directly from an actual or attempted "theft" of "money" and "securities", if you are the owner of the "premises" or are liable for damage to it.

c. Loss of or damage to a locked safe, vault, cash register, cash box or cash drawer located inside the "premises" resulting directly from an actual or attempted "theft" of, or unlawful entry into, those containers.

4. Inside The Premises – Robbery Or Safe Burglary Of Other Property

We will pay for:

a. Loss of or damage to "other property":

(1) Inside the "premises" resulting directly from an actual or attempted "robbery" of a "custodian"; or

(2) Inside the "premises" in a safe or vault resulting directly from an actual or attempted "safe burglary".

b. Loss from damage to the "premises" or its exterior resulting directly from an actual or attempted "robbery" or "safe burglary" of "other property", if you are the owner of the "premises" or are liable for damage to it.

c. Loss of or damage to a locked safe or vault located inside the "premises" resulting directly from an actual or attempted "robbery" or "safe burglary".

5. Outside The Premises

We will pay for:

a. Loss of "money" and "securities" outside the "premises" in the care and custody of a "messenger" or an armored motor vehicle company resulting directly from "theft", disappearance or destruction.

b. Loss of or damage to "other property" outside the "premises" in the care and custody of a "messenger" or an armored motor vehicle company resulting directly from an actual or attempted "robbery".

6. Computer And Funds Transfer Fraud

a. We will pay for:

(1) Loss resulting directly from a fraudulent:

(a) Entry of "electronic data" or "computer program" into; or

(b) Change of "electronic data" or "computer program" within;

any "computer system" owned, leased or operated by you, provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs **6.a.(1)(a)** and **6.a.(1)(b):**

(i) "Money", "securities" or "other property" to be transferred, paid or delivered; or

(ii) Your account at a "financial institution" to be debited or deleted.

(2) Loss resulting directly from a "fraudulent instruction" directing a "financial institution" to debit your "transfer account" and to transfer, pay or deliver "money" or "securities" from that account.

b. As used in Paragraph **6.a.(1),** fraudulent entry or fraudulent change of "electronic data" or "computer program" shall include such entry or change made by an "employee" acting, in good faith, upon a "fraudulent instruction" received from a computer software contractor who has a written agreement with you to design, implement or service "computer programs" for a "computer system" covered under this Insuring Agreement.

7. Money Orders And Counterfeit Money

We will pay for loss resulting directly from your having, in good faith, accepted in exchange for merchandise, "money" or services:

a. Money orders issued by any post office, express company or "financial institution" that are not paid upon presentation; or

b. "Counterfeit money" that is acquired during the regular course of business.

B. Limit Of Insurance

The most we will pay for all loss resulting directly from an "occurrence" is the applicable Limit Of Insurance shown in the Declarations.

If any loss is covered under more than one Insuring Agreement or coverage, the most we will pay for such loss shall not exceed the largest Limit of Insurance available under any one of those Insuring Agreements or coverages.

C. Deductible

We will not pay for loss resulting directly from an "occurrence" unless the amount of loss exceeds the Deductible Amount shown in the Declarations. We will then pay the amount of loss in excess of the Deductible Amount, up to the Limit of Insurance.

D. Exclusions

1. This Policy does not cover:

a. Acts Committed By You, Your Partners Or Your Members

Loss resulting from "theft" or any other dishonest act committed by:

(1) You; or

(2) Any of your partners or "members";

whether acting alone or in collusion with other persons.

b. Acts Committed By Your Employees Learned Of By You Prior To The Policy Period

Loss caused by an "employee" if the "employee" had also committed "theft" or any other dishonest act prior to the effective date of this Policy and you or any of your partners, "members", "managers", officers, directors or trustees, not in collusion with the "employee", learned of such "theft" or dishonest act prior to the Policy Period shown in the Declarations.

c. Acts Committed By Your Employees, Managers, Directors, Trustees Or Representatives

Loss resulting from "theft" or any other dishonest act committed by any of your "employees", "managers", directors, trustees or authorized representatives:

(1) Whether acting alone or in collusion with other persons; or

(2) While performing services for you or otherwise;

except when covered under Insuring Agreement **A.1.**

d. Confidential Or Personal Information

Loss resulting from:

(1) The disclosure or use of another person's or organization's confidential or personal information; or

(2) The disclosure of your confidential or personal information. However, this Paragraph **1.d.(2)** does not apply to loss otherwise covered under this Policy that results directly from the use of your confidential or personal information.

For the purposes of this exclusion, confidential or personal information includes, but is not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information or any other type of nonpublic information.

e. Data Security Breach

Fees, costs, fines, penalties and other expenses incurred by you which are related to the access to or disclosure of another person's or organization's confidential or personal information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information or any other type of nonpublic information.

f. Governmental Action

Loss resulting from seizure or destruction of property by order of governmental authority.

g. Indirect Loss

Loss that is an indirect result of an "occurrence" covered by this Policy including, but not limited to, loss resulting from:

(1) Your inability to realize income that you would have realized had there been no loss of or damage to "money", "securities" or "other property";

(2) Payment of damages of any type for which you are legally liable. But, we will pay compensatory damages arising directly from a loss covered under this Policy; or

(3) Payment of costs, fees or other expenses you incur in establishing either the existence or the amount of loss under this Policy.

h. Legal Fees, Costs And Expenses

Fees, costs and expenses incurred by you which are related to any legal action, except when covered under Insuring Agreement **A.2.**

i. Nuclear Hazard

Loss or damage resulting from nuclear reaction or radiation, or radioactive contamination, however caused.

j. Pollution

Loss or damage caused by or resulting from pollution. Pollution means the discharge, dispersal, seepage, migration, release or escape of any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes materials to be recycled, reconditioned or reclaimed.

k. Virtual Currency

Loss involving virtual currency of any kind, by whatever name known, whether actual or fictitious including, but not limited to, digital currency, crypto currency or any other type of electronic currency.

l. War And Military Action

Loss or damage resulting from:

(1) War, including undeclared or civil war;

(2) Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority using military personnel or other agents; or

(3) Insurrection, rebellion, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these.

2. Insuring Agreement **A.1.** does not cover:

a. Inventory Shortages

Loss, or that part of any loss, the proof of which as to its existence or amount is dependent upon:

(1) An inventory computation; or

(2) A profit and loss computation.

However, where you establish wholly apart from such computations that you have sustained a loss, then you may offer your inventory records and actual physical count of inventory in support of the amount of loss claimed.

b. Trading

Loss resulting from trading, whether in your name or in a genuine or fictitious account.

c. Warehouse Receipts

Loss resulting from the fraudulent or dishonest signing, issuing, cancelling or failing to cancel, a warehouse receipt or any papers connected with it.

3. Insuring Agreements **A.3.**, **A.4.** and **A.5.** do not cover:

a. Accounting Or Arithmetical Errors Or Omissions

Loss resulting from accounting or arithmetical errors or omissions.

b. Exchanges Or Purchases

Loss resulting from the giving or surrendering of property in any exchange or purchase.

c. Fire

Loss or damage resulting from fire, however caused, except:

(1) Loss of or damage to "money" and "securities"; and

(2) Loss from damage to a safe or vault.

d. Money Operated Devices

Loss of property contained in any money operated device unless the amount of "money" deposited in it is recorded by a continuous recording instrument in the device.

e. Motor Vehicles Or Equipment And Accessories

Loss of or damage to motor vehicles, trailers or semitrailers or equipment and accessories attached to them.

f. Transfer Or Surrender Of Property

(1) Loss of or damage to property after it has been transferred or surrendered to a person or place outside the "premises" or "financial institution premises":

(a) On the basis of unauthorized instructions; or

(b) As a result of a threat including, but not limited to:

(i) A threat to do bodily harm to any person;

(ii) A threat to do damage to any property;

(iii) A threat to introduce a denial of service attack into any "computer system";

(iv) A threat to introduce a virus or other malicious instruction into any "computer system" which is designed to damage, destroy or corrupt "electronic data" or "computer programs" stored within the "computer system";

(v) A threat to contaminate, pollute or render substandard your products or goods; or

(vi) A threat to disseminate, divulge or utilize:

i. Your confidential information;

ii. Confidential or personal information of another person or organization; or

iii. Weaknesses in the source code within any "computer system".

(2) However, this exclusion does not apply under Insuring Agreement **A.5.** to loss of "money", "securities" or "other property" while outside the "premises" in the care and custody of a "messenger" if you:

(a) Had no knowledge of any threat at the time the conveyance began; or

(b) Had knowledge of a threat at the time the conveyance began, but the loss was not related to the threat.

g. Vandalism

Loss from damage to the "premises" or its exterior, or to any safe, vault, cash register, cash box, cash drawer or "other property" by vandalism or malicious mischief.

h. Voluntary Parting Of Title To Or Possession Of Property

Loss resulting from your, or anyone else acting on your express or implied authority, being induced by any dishonest act to voluntarily part with title to or possession of any property.

4. Insuring Agreement **A.6.** does not cover:

a. Authorized Access

Loss resulting from a fraudulent:

(1) Entry of "electronic data" or "computer program" into; or

(2) Change of "electronic data" or "computer program" within;

any "computer system" owned, leased or operated by you by a person or organization with authorized access to that "computer system", except when covered under Insuring Agreement **A.6.b.**

b. Credit Card Transactions

Loss resulting from the use or purported use of credit, debit, charge, access, convenience, identification, stored-value or other cards or the information contained on such cards.

c. Exchanges Or Purchases

Loss resulting from the giving or surrendering of property in any exchange or purchase.

d. Fraudulent Instructions

Loss resulting from an "employee" or "financial institution" acting upon any instruction to:

(1) Transfer, pay or deliver "money", "securities" or "other property"; or

(2) Debit or delete your account;

which instruction proves to be fraudulent, except when covered under Insuring Agreement **A.6.a.(2)** or **A.6.b.**

e. Inventory Shortages

Loss, or that part of any loss, the proof of which as to its existence or amount is dependent upon:

(1) An inventory computation; or

(2) A profit and loss computation.

E. Conditions

1. Conditions Applicable To All Insuring Agreements

a. Additional Premises Or Employees

If, while this Policy is in force, you establish any additional "premises" or hire additional "employees", other than through consolidation or merger with, or purchase or acquisition of assets or liabilities of, another entity, such "premises" and "employees" shall automatically be covered under this Policy. Notice to us of an increase in the number of "premises" or "employees" is not required, and no additional premium will be charged for the remainder of the Policy Period shown in the Declarations.

b. Cancellation Of Policy

(1) The first Named Insured shown in the Declarations may cancel this Policy by mailing or delivering to us advance written notice of cancellation.

(2) We may cancel this Policy by mailing or delivering to the first Named Insured written notice of cancellation at least:

(a) 10 days before the effective date of cancellation if we cancel for nonpayment of premium; or

(b) 30 days before the effective date of cancellation if we cancel for any other reason.

(3) We will mail or deliver our notice to the first Named Insured's last mailing address known to us.

(4) Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

(5) If this Policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

(6) If notice is mailed, proof of mailing will be sufficient proof of notice.

c. Changes

This Policy contains all the agreements between you and us concerning the insurance afforded. The first Named Insured shown in the Declarations is authorized to make changes in the terms of this Policy with our consent. This Policy's terms can be amended or waived only by endorsement issued by us and made a part of this Policy.

d. Concealment, Misrepresentation Or Fraud

This Policy is void in any case of fraud by you as it relates to this Policy at any time. It is also void if you or any other Insured, at any time, intentionally conceals or misrepresents a material fact concerning:

(1) This Policy;

(2) The property covered under this Policy;

(3) Your interest in the property covered under this Policy; or

(4) A claim under this Policy.

e. Consolidation – Merger Or Acquisition

If you consolidate or merge with, or purchase or acquire the assets or liabilities of, another entity:

(1) You must give us written notice as soon as possible and obtain our written consent to extend the coverage provided by this Policy to such consolidated or merged entity or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2) For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this Policy shall apply to such consolidated or merged entity or such purchased or acquired assets or liabilities, provided that all "occurrences" causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities, must take place after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

f. Cooperation

You must cooperate with us in all matters pertaining to this Policy as stated in its terms and conditions.

g. Duties In The Event Of Loss

After you "discover" a loss or a situation that may result in loss of or damage to "money", "securities" or "other property", you must:

(1) Notify us as soon as possible. If you have reason to believe that any loss (except for loss covered under Insuring Agreement **A.1.** or **A.2.**) involves a violation of law, you must also notify the local law enforcement authorities;

(2) Give us a detailed, sworn proof of loss within 120 days;

(3) Cooperate with us in the investigation and settlement of any claim;

(4) Produce for our examination all pertinent records;

(5) Submit to examination under oath at our request and give us a signed statement of your answers; and

(6) Secure all of your rights of recovery against any person or organization responsible for the loss and do nothing to impair those rights.

h. Employee Benefit Plans

The "employee benefit plans" shown in the Declarations (hereafter referred to as Plan) are included as Insureds under Insuring Agreement **A.1.,** subject to the following:

(1) If any Plan is insured jointly with any other entity under this Policy, you or the Plan Administrator is responsible for selecting a Limit of Insurance for Insuring Agreement **A.1.** that is sufficient to provide a Limit of Insurance for each Plan that is at least equal to that required under ERISA as if each Plan were separately insured.

(2) With respect to loss sustained or "discovered" by any such Plan, Insuring Agreement **A.1.** is replaced by the following:

We will pay for loss of or damage to "money", "securities" and "other property" resulting directly from fraudulent or dishonest acts committed by an "employee", whether identified or not, acting alone or in collusion with other persons.

(3) If the first Named Insured is an entity other than a Plan, any payment we make for loss sustained by any Plan will be made to the Plan sustaining the loss.

(4) If two or more Plans are insured under this Policy, any payment we make for loss:

(a) Sustained by two or more Plans; or

(b) Of commingled "money", "securities" or "other property" of two or more Plans;

resulting directly from an "occurrence", will be made to each Plan sustaining loss in the proportion that the Limit of Insurance required under ERISA for each Plan bears to the total of those limits.

(5) The Deductible Amount applicable to Insuring Agreement **A.1.** does not apply to loss sustained by any Plan.

i. Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this Policy at any time during the Policy Period shown in the Declarations and up to three years afterward.

j. Extended Period To Discover Loss

We will pay for loss that you sustained prior to the effective date of cancellation of this Policy, which is "discovered" by you:

(1) No later than 60 days from the date of that cancellation. However, this extended period to "discover" loss terminates immediately upon the effective date of any other insurance obtained by you, whether from us or another insurer, replacing in whole or in part the coverage afforded under this Policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

(2) No later than one year from the date of that cancellation with regard to any "employee benefit plan".

k. Inspections And Surveys

(1) We have the right to:

(a) Make inspections and surveys at any time;

(b) Give you reports on the conditions we find; and

(c) Recommend changes.

(2) We are not obligated to make any inspections, surveys, reports or recommendations and any such actions we do undertake relate only to insurability and the premiums to be charged. We do not make safety inspections. We do not undertake to perform the duty of any person or organization to provide for the health or safety of workers or the public. And we do not warrant that conditions:

(a) Are safe or healthful; or

(b) Comply with laws, regulations, codes or standards.

(3) Paragraphs **k.(1)** and **k.(2)** apply not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

l. Joint Insured

(1) If more than one Insured is named in the Declarations, the first Named Insured will act for itself and for every other Insured for all purposes of this Policy. If the first Named Insured ceases to be covered, then the next Named Insured will become the first Named Insured.

(2) If any Insured, or partner, "member", "manager", officer, director or trustee of that Insured has knowledge of any information relevant to this Policy, that knowledge is considered knowledge of every Insured.

(3) An "employee" of any Insured is considered to be an "employee" of every Insured.

(4) If this Policy or any of its coverages are cancelled as to any Insured, loss sustained by that Insured is covered only if it is "discovered" by you:

   (a) No later than 60 days from the date of that cancellation. However, this extended period to "discover" loss terminates immediately upon the effective date of any other insurance obtained by that Insured, whether from us or another insurer, replacing in whole or in part the coverage afforded under this Policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

   (b) No later than one year from the date of that cancellation with regard to any "employee benefit plan".

(5) We will not pay more for loss sustained by more than one Insured than the amount we would pay if all such loss had been sustained by one Insured.

(6) Payment by us to the first Named Insured for loss sustained by any Insured, or payment by us to any "employee benefit plan" for loss sustained by that Plan, shall fully release us on account of such loss.

m. Legal Action Against Us

You may not bring any legal action against us involving loss:

(1) Unless you have complied with all the terms of this Policy;

(2) Until 90 days after you have filed proof of loss with us; and

(3) Unless brought within two years from the date you "discovered" the loss.

If any limitation in this condition is prohibited by law, such limitation is amended so as to equal the minimum period of limitation provided by such law.

n. Liberalization

If we adopt any revision that would broaden the coverage under this Policy without additional premium within 45 days prior to or during the Policy Period shown in the Declarations, the broadened coverage will immediately apply to this Policy.

o. Other Insurance

If other valid and collectible insurance is available to you for loss covered under this Policy, our obligations are limited as follows:

(1) Primary Insurance

When this Policy is written as primary insurance, and:

   (a) You have other insurance subject to the same terms and conditions as this Policy, we will pay our share of the covered loss. Our share is the proportion that the applicable Limit Of Insurance shown in the Declarations bears to the total limit of all insurance covering the same loss.

   (b) You have other insurance covering the same loss other than that described in Paragraph **o.(1)(a)**, we will only pay for the amount of loss that exceeds:

      (i) The Limit of Insurance and Deductible Amount of that other insurance, whether you can collect on it or not; or

      (ii) The Deductible Amount shown in the Declarations;

   whichever is greater. Our payment for loss is subject to the terms and conditions of this Policy.

(2) Excess Insurance

   (a) When this Policy is written excess over other insurance, we will only pay for the amount of loss that exceeds the Limit of Insurance and Deductible Amount of that other insurance, whether you can collect on it or not. Our payment for loss is subject to the terms and conditions of this Policy.

   (b) However, if loss covered under this Policy is subject to a deductible, we will reduce the Deductible Amount shown in the Declarations by the sum total of all such other insurance plus any Deductible Amount applicable to that other insurance.

p. Ownership Of Property; Interests Covered

The property covered under this Policy is limited to property:

(1) That you own or lease;

(2) That is held by you in any capacity; or

(3) For which you are legally liable, provided you were liable for the property prior to the time the loss was sustained.

However, this Policy is for your benefit only. It provides no rights or benefits to any other person or organization. Any claim for loss that is covered under this Policy must be presented by you.

q. Policy Bridge – Discovery Replacing Loss Sustained

(1) If this Policy replaces insurance that provided you with an extended period of time after cancellation in which to discover loss and which did not terminate at the time this Policy became effective:

(a) We will not pay for any loss that occurred during the policy period of that prior insurance which is discovered by you during such extended period to discover loss, unless the amount of loss exceeds the Limit of Insurance and Deductible Amount of that prior insurance. In that case, we will pay for the excess loss subject to the terms and conditions of this Policy.

(b) However, any payment we make for the excess loss will not be greater than the difference between the Limit of Insurance and Deductible Amount of that prior insurance and the Limit Of Insurance shown in the Declarations. We will not apply the Deductible Amount shown in the Declarations to this excess loss.

(2) **Other Insurance** Condition **E.1.o.** does not apply to this condition.

r. Premiums

The first Named Insured shown in the Declarations:

(1) Is responsible for the payment of all premiums; and

(2) Will be the payee for any return premiums we pay.

s. Records

You must keep records of all property covered under this Policy so we can verify the amount of any loss.

t. Recoveries

(1) Any recoveries, whether effected before or after any payment under this Policy, whether made by us or by you, shall be applied net of the expense of such recovery:

(a) First, to you in satisfaction of your covered loss in excess of the amount paid under this Policy;

(b) Second, to us in satisfaction of amounts paid in settlement of your claim;

(c) Third, to you in satisfaction of any Deductible Amount; and

(d) Fourth, to you in satisfaction of any loss not covered under this Policy.

(2) Recoveries do not include any recovery:

(a) From insurance, suretyship, reinsurance, security or indemnity taken for our benefit; or

(b) Of original "securities" after duplicates of them have been issued.

u. Territory

This Policy covers loss that you sustain resulting directly from an "occurrence" taking place within the United States of America (including its territories and possessions), Puerto Rico and Canada.

v. Transfer Of Your Rights And Duties Under This Policy

(1) Your rights and duties under this Policy may not be transferred without our written consent except in the case of death of an individual Named Insured.

(2) If you die, your rights and duties will be transferred to your legal representative but only while acting within the scope of duties as your legal representative. Until your legal representative is appointed, anyone having proper temporary custody of your property will have your rights and duties but only with respect to that property.

w. Transfer Of Your Rights Of Recovery Against Others To Us

You must transfer to us all your rights of recovery against any person or organization for any loss you sustained and for which we have paid or settled. You must also do everything necessary to secure those rights and do nothing after loss to impair them.

x. Valuation – Settlement

The value of any loss for purposes of coverage under this Policy shall be determined as follows:

(1) Money

Loss of "money" but only up to and including its face value. We will, at your option, pay for loss of "money" issued by any country other than the United States of America:

(a) At face value in the "money" issued by that country; or

(b) In the United States of America dollar equivalent, determined by the rate of exchange published in The Wall Street Journal on the day the loss was "discovered".

(2) Securities

Loss of "securities" but only up to and including their value at the close of business on the day the loss was "discovered". We may, at our option:

(a) Pay the market value of such "securities" or replace them in kind, in which event you must assign to us all your rights, title and interest in and to those "securities"; or

(b) Pay the cost of any Lost Securities Bond required in connection with issuing duplicates of the "securities". However, we will be liable only for the payment of so much of the cost of the bond as would be charged for a bond having a penalty not exceeding the lesser of the:

(i) Market value of the "securities" at the close of business on the day the loss was "discovered"; or

(ii) Limit of Insurance applicable to the "securities".

(3) Property Other Than Money And Securities

(a) Loss of or damage to "other property" or loss from damage to the "premises" or its exterior for the replacement cost of the property without deduction for depreciation. However, we will not pay more than the least of the following:

(i) The Limit of Insurance applicable to the lost or damaged property;

(ii) The cost to replace the lost or damaged property with property of comparable material and quality and used for the same purpose; or

(iii) The amount you actually spend that is necessary to repair or replace the lost or damaged property.

(b) We will not pay on a replacement cost basis for any loss or damage to property covered under Paragraph **x.(3)(a):**

(i) Until the lost or damaged property is actually repaired or replaced; and

(ii) Unless the repair or replacement is made as soon as reasonably possible after the loss or damage.

If the lost or damaged property is not repaired or replaced, we will pay on an actual cash value basis.

(c) We will, at your option, pay for loss or damage to such property:

(i) In the "money" of the country in which the loss or damage was sustained; or

(ii) In the United States of America dollar equivalent of the "money" of the country in which the loss or damage was sustained, determined by the rate of exchange published in The Wall Street Journal on the day the loss was "discovered".

(d) Any property that we pay for or replace becomes our property.

2. **Conditions Applicable To Insuring Agreement A.1.**

   a. **Termination As To Any Employee**

      This Insuring Agreement terminates as to any "employee":

      (1) As soon as:

         (a) You; or

         (b) Any of your partners, "members", "managers", officers, directors or trustees not in collusion with the "employee";

         learn of "theft" or any other dishonest act committed by the "employee" whether before or after becoming employed by you; or

      (2) On the date specified in a notice mailed to the first Named Insured. That date will be at least 30 days after the date of mailing.

         We will mail or deliver our notice to the first Named Insured's last mailing address known to us. If notice is mailed, proof of mailing will be sufficient proof of notice.

   b. **Territory**

      We will pay for loss caused by any "employee" while temporarily outside the territory specified in Territory Condition **E.1.u.** for a period of not more than 90 consecutive days.

3. **Conditions Applicable To Insuring Agreement A.2.**

   a. **Deductible Amount**

      The Deductible Amount does not apply to legal expenses paid under Insuring Agreement **A.2.**

   b. **Electronic And Mechanical Signatures**

      We will treat signatures that are produced or reproduced electronically, mechanically or by other means the same as handwritten signatures.

   c. **Proof Of Loss**

      You must include with your proof of loss any instrument involved in that loss or, if that is not possible, an affidavit setting forth the amount and cause of loss.

   d. **Territory**

      We will cover loss that you sustain resulting directly from an "occurrence" taking place anywhere in the world. Territory Condition **E.1.u.** does not apply to Insuring Agreement **A.2.**

4. **Conditions Applicable To Insuring Agreements A.4. And A.5.**

   a. **Armored Motor Vehicle Companies**

      Under Insuring Agreement **A.5.**, we will only pay for the amount of loss you cannot recover:

      (1) Under your contract with the armored motor vehicle company; and

      (2) From any insurance or indemnity carried by, or for the benefit of customers of, the armored motor vehicle company.

   b. **Special Limit Of Insurance For Specified Property**

      We will only pay up to $5,000 for any one "occurrence" of loss of or damage to:

      (1) Precious metals, precious or semiprecious stones, pearls, furs, or completed or partially completed articles made of or containing such materials that constitute the principal value of such articles; or

      (2) Manuscripts, drawings, or records of any kind, or the cost of reconstructing them or reproducing any information contained in them.

5. **Conditions Applicable To Insuring Agreement A.6.**

   a. **Special Limit Of Insurance For Specified Property**

      We will only pay up to $5,000 for any one "occurrence" of loss of or damage to manuscripts, drawings, or records of any kind, or the cost of reconstructing them or reproducing any information contained in them.

   b. **Territory**

      We will cover loss that you sustain resulting directly from an "occurrence" taking place anywhere in the world. Territory Condition **E.1.u.** does not apply to Insuring Agreement **A.6.**

F. **Definitions**

1. "Computer program" means a set of related electronic instructions, which direct the operation and function of a computer or devices connected to it, which enable the computer or devices to receive, process, store or send "electronic data".

2. "Computer system" means:

   a. Computers, including Personal Digital Assistants (PDAs) and other transportable or handheld devices, electronic storage devices and related peripheral components;

b. Systems and applications software; and

c. Related communications networks;

by which "electronic data" is collected, transmitted, processed, stored or retrieved.

3. "Counterfeit money" means an imitation of "money" which is intended to deceive and to be taken as genuine.

4. "Custodian" means you, or any of your partners or "members", or any "employee" while having care and custody of property inside the "premises", excluding any person while acting as a "watchperson" or janitor.

5. "Discover" or "discovered" means the time when you first become aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

"Discover" or "discovered" also means the time when you first receive notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances which, if true, would constitute a loss under this Policy.

6. "Electronic data" means information, facts, images or sounds stored as or on, created or used on, or transmitted to or from computer software (including systems and applications software) on data storage devices, including hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

7. "Employee":

a. Means:

(1) Any natural person:

(a) While in your service and for the first 30 days immediately after termination of service, unless such termination is due to "theft" or any other dishonest act committed by the "employee";

(b) Whom you compensate directly by salary, wages or commissions; and

(c) Whom you have the right to direct and control while performing services for you;

(2) Any natural person who is furnished temporarily to you:

(a) To substitute for a permanent "employee", as defined in Paragraph **7.a.(1),** who is on leave; or

(b) To meet seasonal or short-term workload conditions;

while that person is subject to your direction and control and performing services for you;

(3) Any natural person who is leased to you under a written agreement between you and a labor leasing firm, to perform duties related to the conduct of your business, but does not mean a temporary "employee" as defined in Paragraph **7.a.(2);**

(4) Any natural person who is:

(a) A trustee, officer, employee, administrator or manager, except an administrator or manager who is an independent contractor, of any "employee benefit plan"; or

(b) Your director or trustee while that person is engaged in handling "money", "securities" or "other property" of any "employee benefit plan";

(5) Any natural person who is a former "employee", partner, "member", "manager", director or trustee retained by you as a consultant while performing services for you;

(6) Any natural person who is a guest student or intern pursuing studies or duties;

(7) Any natural person employed by an entity merged or consolidated with you prior to the effective date of this Policy; and

(8) Any natural person who is your "manager", director or trustee while:

(a) Performing acts within the scope of the usual duties of an "employee"; or

(b) Acting as a member of any committee duly elected or appointed by resolution of your board of directors or board of trustees to perform specific, as distinguished from general, directorial acts on your behalf.

b. Does not mean:

Any agent, broker, factor, commission merchant, consignee, independent contractor or representative of the same general character not specified in Paragraph **7.a.**

8. "Employee benefit plan" means any welfare or pension benefit plan shown in the Declarations that you sponsor and that is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and any amendments thereto.

9. "Financial institution" means:

a. With regard to Insuring Agreement **A.3.:**

(1) A bank, savings bank, savings and loan association, trust company, credit union or similar depository institution; or

(2) An insurance company.

b. With regard to Insuring Agreement **A.6.:**

(1) A bank, savings bank, savings and loan association, trust company, credit union or similar depository institution;

(2) An insurance company; or

(3) A stock brokerage firm or investment company.

c. Other than Insuring Agreements **A.3.** and **A.6.,** any financial institution.

10. "Financial institution premises" means the interior of that portion of any building occupied by a "financial institution" as defined in Paragraph **F.9.a.**

11. "Forgery" means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

12. "Fraudulent instruction" means:

a. With regard to Insuring Agreement **A.6.a.(2):**

(1) A computer, telefacsimile, telephone or other electronic instruction directing a "financial institution" to debit your "transfer account" and to transfer, pay or deliver "money" or "securities" from that "transfer account", which instruction purports to have been issued by you, but which in fact was fraudulently issued by someone else without your knowledge or consent; or

(2) A written instruction (other than those covered under Insuring Agreement **A.2.**) issued to a "financial institution" directing the "financial institution" to debit your "transfer account" and to transfer, pay or deliver "money" or "securities" from that "transfer account", through an electronic funds transfer system at specified times or under specified conditions, which instruction purports to have been issued by you, but which in fact was issued, forged or altered by someone else without your knowledge or consent.

b. With regard to Insuring Agreement **A.6.b.:**

A computer, telefacsimile, telephone or other electronic, written or voice instruction directing an "employee" to enter or change "electronic data" or "computer programs" within a "computer system" covered under the Insuring Agreement, which instruction in fact was fraudulently issued by your computer software contractor.

13. "Manager" means a natural person serving in a directorial capacity for a limited liability company.

14. "Member" means an owner of a limited liability company represented by its membership interest who, if a natural person, may also serve as a "manager".

15. "Messenger" means you, or your relative, or any of your partners or "members", or any "employee" while having care and custody of property outside the "premises".

16. "Money" means:

a. Currency, coins and bank notes in current use and having a face value;

b. Traveler's checks and money orders held for sale to the public; and

c. In addition, includes:

(1) Under Insuring Agreements **A.1.** and **A.2.,** deposits in your account at any "financial institution"; and

(2) Under Insuring Agreement **A.6.,** deposits in your account at a "financial institution" as defined in Paragraph **F.9.b.**

17. "Occurrence" means:

a. Under Insuring Agreement **A.1.:**

(1) An individual act;

(2) The combined total of all separate acts whether or not related; or

(3) A series of acts whether or not related;

committed by an "employee" acting alone or in collusion with other persons, during the Policy Period shown in the Declarations, before such Policy Period or both.

b. Under Insuring Agreement **A.2.:**

(1) An individual act;

(2) The combined total of all separate acts whether or not related; or

(3) A series of acts whether or not related;

committed by a person acting alone or in collusion with other persons, involving one or more instruments, during the Policy Period shown in the Declarations, before such Policy Period or both.

c. Under all other Insuring Agreements:

(1) An individual act or event;

(2) The combined total of all separate acts or events whether or not related; or

(3) A series of acts or events whether or not related;

committed by a person acting alone or in collusion with other persons, or not committed by any person, during the Policy Period shown in the Declarations, before such Policy Period or both.

18. "Other property" means any tangible property other than "money" and "securities" that has intrinsic value. "Other property" does not include "computer programs", "electronic data" or any property specifically excluded under this Policy.

19. "Premises" means the interior of that portion of any building you occupy in conducting your business.

20. "Robbery" means the unlawful taking of property from the care and custody of a person by one who has:

a. Caused or threatened to cause that person bodily harm; or

b. Committed an obviously unlawful act witnessed by that person.

21. "Safe burglary" means the unlawful taking of:

a. Property from within a locked safe or vault by a person unlawfully entering the safe or vault as evidenced by marks of forcible entry upon its exterior; or

b. A safe or vault from inside the "premises".

22. "Securities" means negotiable and nonnegotiable instruments or contracts representing either "money" or property and includes:

a. Tokens, tickets, revenue and other stamps (whether represented by actual stamps or unused value in a meter) in current use; and

b. Evidences of debt issued in connection with credit or charge cards, which cards are not issued by you;

but does not include "money".

23. "Theft" means the unlawful taking of property to the deprivation of the Insured.

24. "Transfer account" means an account maintained by you at a "financial institution" from which you can initiate the transfer, payment or delivery of "money" or "securities":

a. By means of computer, telefacsimile, telephone or other electronic instructions; or

b. By means of written instructions (other than those covered under Insuring Agreement **A.2.**) establishing the conditions under which such transfers are to be initiated by such "financial institution" through an electronic funds transfer system.

25. "Watchperson" means any person you retain specifically to have care and custody of property inside the "premises" and who has no other duties.

FORUM CRE INCOME FUND
RESOLUTIONS ADOPTED BY THE BOARD OF TRUSTEES AT THE QUARTERLY MEETING HELD ON SEPTEMBER 9, 2021

WHEREAS, the Trustees of the Forum CRE Income Fund (the "Fund"), including a majority of the Independent Trustees, have reviewed the form and coverage of the fidelity bond as presented at this meeting (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act.

RESOLVED, that the amount, type, form, and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond, in substantially the form presented at this meeting, with such changes as the officers of the Fund, with the advice of counsel to the Fund, deem necessary or appropriate, such changes to be conclusively evidenced by the Fidelity Bond as executed by such officers, be and they hereby are, approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that the amount of the Fidelity Bond as presented at this meeting is hereby determined to be reasonable, giving due consideration to the value of the actual and projected aggregate assets of the Fund, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in or expected to be in the Fund's portfolio, the total amount of coverage and the premiums under the Fidelity Bond by the full Board, and by a separate vote of a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that subject to the ratification of the Board, the officers of the Fund be, and hereby are, authorized to increase the amount of such Fidelity Bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized, empowered, and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions.